SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                            FINLAY ENTERPRISES, INC.
                                (Name of Issuer)

                         Common Stock (par value $0.01)
                         (Title of Class of Securities)

                                   317884203
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 27, 2003
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317884203                      13D                  Page 2 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Palisade Capital Management, LLC./I.R.S. Identification No. 22-3330049
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    835,751
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           835,751
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

835,751
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.94%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 317884203                      13D                  Page 3 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Palisade Concentrated Equity Partnership, L.P./I.R.S. Identification No. 22-3699993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    835,751
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           835,751
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

835,751
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.94%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

      This statement relates to the common stock, $.01 par value per share, of Finlay Enterprises, Inc. ("Finlay"), whose principal executive offices are located at 529 Fifth Ave., 5th Floor, New York, NY 10017.

________________________________________________________________________________
Item 2.  Identity and Background.

      (1)   Palisade Capital Management, L.L.C. ("Palisade")

      a)    Palisade Capital Management, L.L.C.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Adviser

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: New Jersey

      (2)   Palisade Concentrated Equity Partnership, L.P. ("PCEP")

      a)    Palisade Concentrated Equity Partnership, L.P.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Limited Partnership

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: Delaware

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

      All funds used by Palisade to purchase the shares of common stock were from the assets of PCEP.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

      On March 27, 2003, PCEP purchased a total of 835,751 shares of common stock of Finlay (the "Shares") from T.H. Equity Partnership, L.P., Thomas H. Lee and certain related stockholders (together, the "Lee Holders") in a private transaction pursuant to a certain Stock Purchase Agreement between the Lee Holders and PCEP. PCEP is an investment fund which is managed by Palisade.

      The Reporting Persons acquired the Shares because such shares were viewed as an attractive investment.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investments, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, meeting with management to discuss the possibility of acquiring a controlling interest in the Company, seeking representation on the Board, soliciting other shareholders with respect to any transactions proposed by the Reporting Persons, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above and in Item 6 below, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5. Interest in Securities of Finlay.

      Based on the information contained in Finlay's 10Q filed December 11, 2002, there are issued and outstanding 9,348,798 shares. The Reporting Persons beneficially own 835,751 shares, or 8.94% of the outstanding shares of common stock of Finlay.

      Other than the purchase of the Shares as reported herein, there have been no other transactions by the Reporting Persons in shares of common stock of Finlay during the past sixty days.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Finlay.

      The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

      Except for the agreements described below, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Finlay, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits division of profits or less, or the giving or withholding of proxies.

      Of the Shares purchased, 788,955 of such shares are subject to the Amended and Restated Stockholders Agreement (referenced hereto as Exhibit 1), as amended by the Omnibus Amendment to the Registration Rights and Stockholders' Agreement (referenced hereto as Exhibit 2) (as amended, the "Stockholders' Agreement").

      The Stockholders' Agreement provides that (i) the Lee Holders had the right to nominate two persons to the Board of Directors of Finlay, (ii) Mr. David B. Cornstein has the right to nominate two persons to the Board (one of whom must be a management employee of Finlay), and (iii) Mr. Arthur E. Reiner has the right to nominate one person to the Board. Each party to the Stockholders Agreement thereto must vote their shares in favor of each of the other stockholder party's nominees to the Board.

      On March 26, 2003, the Lee Holders waived their right to designate nominees to the Board under the Stockholders Agreement. In connection with the sale of the Shares to PCEP, the Lee Holders assigned their rights, other than the right they waived to designate Board nominees, under the Stockholders Agreement and all of their rights under the Registration Agreement (as defined below) to PCEP and PCEP assumed the obligations of the Lee Holders under both agreements, as evidenced in a certain Assignment and Assumption Agreement, dated as of March 27, 2003, between the Lee Holders and PCEP. As a result, PCEP does not have a right to designate any nominees to the Board. However, PCEP is obligated to vote the shares subject to the Stockholders Agreement in favor of Mr. Cornstein's two nominees and Mr. Reiner's nominee to the Board.

      In addition, the Stockholders' Agreement provides that the parties thereto have (i) certain "come along" rights allowing them to participate in private sales of shares by parties selling at least a majority of the outstanding shares of common stock and (ii) certain "take along" rights allowing parties who are selling at least a majority of the outstanding shares to require the other parties to the Stockholders' Agreement to sell all or a portion of their shares to the same purchaser in the same transaction on the same terms.

      PCEP has certain registration rights pursuant to a Registration Rights Agreement entered into by and among Finlay and certain stockholders of Finlay on May 23, 1993 (the "Registration Rights Agreement") which is referenced hereto as
Exhibit 3 and amended by the

Omnibus Amendment to the Registration Rights Agreement and Stockholders Agreement. In connection with the sale to PCEP, the Lee Holders also transferred these rights under the Registration Rights Agreement to PCEP.

________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.

Exhibit 1: Amended and Restated Stockholders' Agreement dated as of March 6, 1995 among Finlay, David B. Cornstein, Arthur E. Reiner, Robert S. Lowenstein, Norman S. Matthews, Ronald B. Grudberg, Harold S. Geneen, James Martin Kaplan, Electra Investment Trust, PLC, RHI Holdings, Inc., Jeffrey Branman, the Lee Holders listed on the signature page thereto, Equity-Linked Investors, L.P., Equity-Linked Investors-II and certain other security holders (incorporated by reference to Exhibit 4.9 filed as part of the Annual Report on Form 10-K for the period ended January 28, 1995 filed by Finlay on April 12, 1995).

Exhibit 2: Omnibus Amendment to Registration Rights and Stockholders' Agreements (incorporated by reference to Exhibit 10.10 filed as part of the Quarterly Report on Form 10-Q for the period ended November 1, 1997 filed by Finlay on December 16, 1997).

Exhibit 3: Registration Rights Agreement dated as of May 26, 1993 among the Company and certain stockholders of Finlay party thereto (incorporated by reference to Exhibit 4.7 filed as part of the Current Report on Form 8-K filed by Finlay on June 10, 1993).

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                               April 7,  2003
                               Palisade Capital Management, L.L.C.

                               By: /s/ Steven E. Berman
                                   ---------------------------------
                                   Steven E. Berman, Member


                               Palisade Concentrated Equity Partnership, L.L.C.

                               By:  Palisade Concentrated Holdings, L.L.C.,
                                       General Partner

                               BY: /s/ Steven E. Berman
                                   ---------------------------------
                                   Steven E. Berman, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

                              (See 18 U.S.C. 1001)